UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April, 2007

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Alejandro Droste will join the corporate finance management group:

D&S strengthens its financial area in order to further develop the company

The new executive of the chain is a commercial engineer and has a Master in Accounting and Finance from the London School of Economics. He has vast experience in regional operations in Latin America and has been very active in the financial markets of Chile and the United States.

Santiago, 19th of April, 2007. Since one of the development objectives of D&S is internationalization, the company has reinforced its management team for the new challenge. The management of the corporate finance area will be lead by the commercial engineer Alejandro Droste, who will take over his position as of the 14th of May.

The executive is 41 years old, married, with three children and has a Master in Accounting and Finance from the London School of Economics. He has experience in financial operations in Chile and abroad, knowledge he acquired in his more than eight years at the forestry company Masisa.

Droste was one of the key executives in the merger of the companies Masisa and Terranova, while holding the position of corporate manager of administration and finance.

He has also held the position of finance manager at Masisa do Brazil, where he lived from 2000 to 2003.

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Finance Focus

The arrival of Alejandro Droste is an important step for D&S, since he will strengthen the administration and finance area, thus, allowing a better focus of the different areas.

As a result, Miguel Nuñez who has been in charge of such area to this date, will maintain his role while focusing on the Chilean operation of its retail divisions (Lider) and the real estate division (Saitec), whereby such businesses represent 90% of D&S’ revenues.

This is a rather strategic decision, since D&S will be able to focus on its expansion in Chile while it continues with its international growth at the same time.

Miguel Nuñez has been with the company for 18 years and has become an executive with vast understanding of the supermarket industry and the business of the company. Nuñez faces a significant challenge given that the company has planned to invest US$1.000 million in Chile by the year 2010 for the expansion of the coverage of Lider supermarkets.

For more information please contact:
Cristián Adasme: cadasme@extend.cl
Anita Laguna: alaguna@extend.cl
Teléfono: (56 2) 4377700
Extend Comunicaciones

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: April 20, 2007